UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2004.

Commission File Number

DSG International Limited

(Translation of registrant’s name into English)

17/Floor Watson Centre, 16-22 Kung Yip Street, Kwai Chung, NT, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Peter Chang
(Registrant)

Date July 12, 2004

SEC 1815 (11-02)

DSG INTERNATIONAL REPORTS FIRST QUARTER FINANCIAL RESULTS

Duluth, Ga., July 12, 2004 DSG International Limited (NASDAQ: DSGIF) today announced financial results for the first quarter ended March 31, 2004. The Company’s net sales for the first quarter of 2004 decreased 2.1% to $56.4 million from $57.6 million in the first quarter last year. Net income for the first quarter of 2004 was $174,000, an improvement of $1.4 million compared with the loss of $1.2 million in the first quarter of 2003.

The sales in the South East Asia and Greater China regions recorded a double-digit growth in the first quarter of 2004 over 2003; especially in the PRC and Thailand markets which had a substantial growth of over 30% on quarter-to-quarter basis. However, the sales growth was offset by the sales decline in the North American region due to the overall softness in private label business. Gross profit margin improved by 2.2% to 26.3% in the first quarter of 2004 compared with the same quarter last year which was primarily attributed to the reduction of excess manufacturing overhead in the Company’s North American operations and the manufacturing efficiency improvement in South East Asia operations by 2.4% and 2.0% respectively.

Selling, general and administrative expense as a percentage of net sales in the first quarter of 2004 was 23.8% which was a 90 basis points reduction compared with the same period last year. The reduction was primarily attributed by lower expenses in the general and administrative expense. In addition, during the first quarter of 2004, the Company recorded a stock-based compensation charge of $691,000, compared with $213,000 from the same quarter a year ago. The Company’s interest expense in the first quarter of 2004 increased from $341,000 in the same period a year ago to $461,000. This increase resulted from the higher borrowing level at the end of the first quarter 2004 with $41.2 million total debt compared with $26.3 million debt at the end of the first quarter 2003. The exchange loss of $46,000 in the first quarter of 2004 compared to the exchange gain of $282,000 from the same period last year was due to overall weakness of the U.S. dollar against other curriences.

In addition, the Company announced in June, 2004 the reopening of the Duluth, Georgia facility as a distribution centre and at the same time, the closure of the adult incontinence facility in Wisconsin. This strategic move is to exit the unprofitable institutional incontinence business and to focus the retail incontinence business where the Company has a better shipping efficiency and supply chain management to combine disposable baby products with adult incontinence products.

Brandon Wang, Chairman of the Company, said, “I am very encouraged by our first quarter results. During the quarter, we have recorded a high teen sales growth in our Asian Pacific region. It is gratifying to see that the hard work and investments we made last year to cultivate the markets in that region has brought us promising result. Although the volume remains soft for our North American region due to competitive and demanding market conditions, our management team has been focusing on capacity alignment and manufacturing efficiencies, resulting in improvement of over 200 basis points of gross profit margin from last year. While the competitive market pressures will continue throughout all market places, we are certain that the Company is better prepared to meet the challenges that lie ahead of us in the coming quarters. The first quarter results indicated that we have the correct priorities to restore the profitability of our Company.”

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Ltd. filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

July 12, 2004

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month period ended March 31, 2004 and 2003, and the Balance Sheet information as of March 31, 2004, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS

(In thousands, except per share amounts)

	Three months ended March 31,
	2004	2003
Net sales	$56,426	$57,646

Gross profit	14,845	13,886
Selling, general and administrative expense	(13,445)	(14,216)
Gain (loss) on sale of property, plant and equipment	26	(57)

Operating income (loss)	1,426	(387)
Interest expense	(461)	(341)
Exchange gain (loss)	(46)	282
Other income	47	158

Income (loss) before income taxes and minority interest	966	(288)
Provision for income taxes	(648)	(644)
Minority interest	(144)	(306)

Net income (loss)	$174	$(1,238)

Income (loss) per share :
Basic	$0.02	$(0.18)

Diluted*	$0.02	$(0.18)

Weighted average number of shares outstanding :
Basic	7,258	6,989

Diluted	7,433	7,187

*	The restricted shares and shares options outstanding at March 31, 2004 and 2003 have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for the three months ended March 31, 2004 and 2003.

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended March 31,
	2004	2003
Net income (loss)	$174	$(1,238)
Other comprehensive expense
Foreign currency translation adjustments	(26)	(5)

Comprehensive income (loss)	$148	$(1,243)

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	March 31, 2004	December 31, 2003
Working capital	14,740	13,171
Total assets	136,600	132,728
Long-term debt	16,791	14,167
Shareholders’ equity	53,958	53,120

On March 31, 2004, the Company had cash and cash equivalents of $23.5 million.

Included as Exhibits to this First Quarter Report

Exhibit
32.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002
32.3	Certification by Peter Chang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002